Ex - 21.1
Subsidiaries of the Registrant
Jurisdiction of
Name	Incorporation

Bel Components Ltd.	Hong Kong
Bel Connector Inc.	Delaware
Bel Fuse Delaware Inc.	Delaware
Bel Fuse Europe Ltd.	England and Wales
Bel Fuse Limited	Hong Kong
Bel Fuse (Macao Commerical Offshore) Limited	Macao
Winsonko (Guangxi Pingguo) Electron Co., Ltd.	PRC
Bel Power (Hangzhou) Co. Ltd.	PRC
Bel Power Inc.	Massachusetts
Bel Sales (Hong Kong) Ltd.	Hong Kong
Bel Stewart GmbH	Germany
Bel Stewart s.r.o.	Czech Republic
Bel Transformer Inc.	Delaware
Bel Ventures Inc.	Delaware
Cinch Connectors, Inc.	Delaware
Cinch Connectors Limited	England and Wales
Cinch Connectors de Mexico, S.A. de C.V.	Mexico
Fibreco Ltd.	England and Wales
Gigacom Interconnect AB	Sweden
Powerbox Design S.r.l.	Italy
Powerbox Italia S.r.l.	Italy
Shireoaks Worksop Holdings Ltd.	England and Wales
Signal Dominicana, S.R.L.	Dominican Republic
Stewart Connector Systems de Mexico, S.A. de C.V.	Mexico